FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                       Form 20-F  X        Form 40-F
                                 ---                 ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                       Yes                  No  X
                          ---                  ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                        Yes                 No X
                           ---                ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                         Yes                 No X
                            ---                ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA Will Address on Its Own Its Renewable Energies Plan, Which
Contemplates the Construction Of 2,000 MW Of New Wind Power Capacity within Five Years

    NEW YORK--(BUSINESS WIRE)--Oct. 15, 2003--ENDESA (NYSE:ELE)

    -- ENDESA will discontinue the search of a financial partner for this plan.

    -- This decision is a result of the early achievement of the company's debt reduction and leverage improvement goals set up for 2004.

    -- ENDESA participates in renewable power facilities totaling 1,170.5 MW of installed capacity. Furthermore, through the execution of the Strategic Plan, 2,000 MW of new renewable power capacity will be added within five years.

    -- At the end of 2003, ENDESA's estimated market share in the Special Regime in Spain is 16%, broken down between a 20% market share in renewable energies and 10.4% in cogeneration and waste treatment.

    ENDESA (NYSE: ELE) has decided to address on its own its Renewable Energies Plan after achieving in advance its debt reduction and leverage improvement goals for 2004.
    This means that ENDESA has discontinued searching of a financial partner for sharing these investments, having already been communicated accordingly to the interested parties. Therefore, ENDESA will keep its full ownership in Endesa Cogeneracion y Renovables
(ECYR).
    The Renewable Energies Plan, included in the company's Strategic Plan, anticipates the construction of 2,000 MW wind power capacity within the next five years.
    Up to date, ENDESA participates in renewable power facilities totaling 1,170.5 MW of installed capacity. Furthermore, through the execution of the Strategic Plan, 2,000 MW of new renewable power capacity will be added within five years.
    At the end of 2003, ENDESA will participate in Special Regime facilities with a total capacity of 1,954 MW (including those under construction). Out of this generation capacity, 1,468 MW correspond to renewable energies and 468 MW to cogeneration and waste treatment.
    ENDESA's total output from cogeneration and renewable energies facilities will amount to 6,367 GWh by year end, an estimated 26% increase compared to 2002.
    ENDESA participates in operating wind farms with a total installed capacity of 812 MW and 313 MW under construction, representing a 18% of the Spanish market. In 2003, the company started up 4 wind farms totaling 74 MW and initiated the construction of 15 new wind farm facilities with a total capacity of 313 MW.
    The 70 wind farms of ECYR's are located as follows: 15 in the Canary Islands, 19 in Galicia, 13 in Castilla Leon, 11 in Aragon, 11 in Andalusia, 1 in Catalonia.
    For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

    http://www.endesa.es

    CONTACT: ENDESA
             David Raya, 212-750-7200

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ENDESA, S.A.

Dated: October 15th, 2003     By: /s/ David Raya
                                 --------------------------------------
                            Name: David Raya
                           Title: Manager of North America Investor Relations